Exhibit 99.2

GIBO HOLDINGS LIMITED

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on August 6, 2025 at 9:00 a.m. Eastern Time

(or any adjournment or postponement thereof)

THE BOARD RECOMMENDS A VOTE “FOR”

THE PROPOSALS.

1.	Proposal One: To consider and approve an ordinary resolution to (a) implement a share consolidation of (i) Class A ordinary shares, par value US$0.000001 each (the “Class A Ordinary Shares”), whereby every 200 authorized issued and unissued Class A Ordinary Shares in the authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.0002 each (the “Consolidated Class A Ordinary Shares”), and (ii) Class B ordinary shares, par value US$0.000001 each (the “Class B Ordinary Shares”), whereby every 200 authorized issued and unissued Class B Ordinary Shares in the authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.0002 each (the “Consolidated Class B Ordinary Shares”), such that the authorized share capital of the Company shall be changed from US$50,000 divided into 50,000,000,000 ordinary shares, par value US$0.000001 each, to US$50,000 divided into 250,000,000 ordinary shares, par value US$0.0002 each, comprising of 225,000,000 Consolidated Class A Ordinary Shares and 25,000,000 Consolidated Class B Ordinary Shares (the “Share Consolidation”), and (b) authorize the board of directors of the Company (the “Board”) to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation so that no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares

___ FOR                        ___ AGAINST                        ___ ABSTAIN

2.	Proposal Two: Subject to the Share Consolidation, to consider and approve a special resolution to amend and restate the existing Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second M&AA”) annexed hereto as Annex A which incorporate amendments including but not limited to the Share Consolidation and set out the rights and privileges of the Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares.

___ FOR                        ___ AGAINST                        ___ ABSTAIN

This Proxy is solicited on behalf of the management of GIBO HOLDINGS LIMITED

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: